Exhibit 21.1

NEWFIELD EXPLORATION COMPANY — LIST OF SIGNIFICANT

SUBSIDIARIES AS OF FEBRUARY 27, 2012

Exact Name of Subsidiary and Name Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization
Newfield Exploration Mid-Continent Inc.	Delaware
Newfield Rocky Mountains Inc.	Delaware
Newfield Production Company	Texas
Newfield RMI LLC	Delaware